6         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cambior's management discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution Concerning Forward-Looking Statements

This MD&A contains certain "forward-looking statements", including, but not limited to, statements regarding the Company's strategic plans, future sales and financial results, production, plans for reduction of hedging, timetables, evaluation of mineral reserves and resources, mine operating costs, capital expenditures, work programs, evolution of development projects, exploration budgets and targets, litigation matters and the Company's outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Risks and Uncertainties section of this MD&A. The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

CAMBIOR INC.

Cambior is engaged in exploration, development and mining of gold deposits in North and South America and from time to time reviews the potential production of other metals and minerals to complement its gold mining operations. The Company holds interests in five gold mines and two non-gold mines.

Highlights for 2004 include:

  Successful start-up of the Rosebel mine both on time and on budget
  Record year of gold production of 694,100 ounces at a mine operating cost of $244 per ounce
  Revenues of $300.9 million, a 55% increase over last year
  Impairment charge of $73.2 million due to the devaluation of the Doyon mine
  Net loss of $73.8 million ($0.30 per share)
  57% increase in cash flow from operating activities to $38.0 million
  Cash and short-term investments of $54.9 million at year end
  Reduction of the hedge book by 541,000 ounces
  Successful Cdn $110 million equity financing
  Successful merger with Sequoia Minerals Inc. to consolidate ownership of the Niobec mine
  Privatization of Linden Bauxite operations.

Since early 2003, the Company's activities were largely focused on completing construction and starting commercial production at the Rosebel mine, which occurred in the first quarter of 2004. Following the successful commencement of the Rosebel operations, Cambior produced a record of 694,100 ounces of gold in 2004 and expects to produce 621,000 ounces in 2005. The decrease in the 2005 projected production compared to 2004 is the result of the scheduled shutdown of the Omai mine in September 2005 and the reduced throughput at the Doyon mine.

Cambior 2004 Annual Report         7

OBJECTIVE AND STRATEGY

Cambior is focused on providing a superior rate of return to its shareholders through the appreciation of its shares, which trade on the TSX and AMEX.

The Company believes that its share price is a reflection of its net asset value, and aims to maximize this value by implementing the following strategies:

1. Maximize value of mining operations and projects

  Successfully maximizing the output from its ore deposits in a cost effective, safe and environmentally sound manner, while respecting the communities where it operates.

2. Grow reserve/resource base

  Increasing the Company's reserves and resources through the discovery of new deposits, delineation of further reserves at its current operating mines and projects, and acquisition of new deposits and mining operations.

3. Maintain a strong financial capacity

  Ensuring that the Company has the cash reserves and access to financial markets required to support its capability of finding, developing and expanding mining projects.

4. Maintain an active investor relations program

  Communicating the Company's activities and financial and operating performance to its shareholders and the financial markets in a timely and transparent manner to enable them to accurately assess Cambior's value.

Key performance indicators

	2004	2003	2002
Gold ($/oz)
- Average market price	409	363	310
- Average realized price	370	320	308
Gold production (oz)	694,100	521,500	568,800
Exchange rate (Cdn $/US $)	1.3015	1.4015	1.5704
Mine operating costs ($/oz)	244	241	223
Revenues ($ millions)
- Gold	255.2	165.9	178.6
- Non-gold	44.8	25.0	23.7
Net earnings (loss) ($ millions)	(73.8)	0.8	(7.8)
Cash flow from operating activities ($ millions)	38.0	24.2	30.8
Capital investments ($ millions)	133.0	107.2	30.2
Cash and short-term investments ($ millions)	54.9	95.2	42.8
Total debt ($ millions)	65.2	64.2	28.0
Deferred revenue ($ millions)	12.2	24.4	36.6
Shareholders' equity ($ millions)	375.0	338.3	162.6
Proven and probable reserves (oz millions)	3.5	4.1	4.2
Measured and indicated resources (oz millions)	3.5	2.8	1.8
Inferred resources (oz millions)	3.7	2.6	2.0
Share price (closing price)
- US $	2.67	3.10	1.43
- Cdn $	3.21	3.99	2.25

GOLD, NIOBIUM AND BAUXITE MARKETS

The Company's revenues are generated predominately from the sale of gold, with the remaining portion from the sale of ferroniobium and calcined bauxite.

8         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Gold market

The gold market is relatively small in comparison to other major commodities and is influenced by:

1. US dollar relative value;
2. World economic growth;
3. The cyclical financial market and the corresponding money supply;
4. Demand from the jewellery market;
5. Investment demand and sales;
6. Mine supply and producer hedging and de-hedging transactions;
7. Central bank gold sales; and
8. The geopolitical environment and its impact on the economy.

The gold market is characterized by substantial above-ground reserves that can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are central banks. In September 1999, several of the large European central banks, indicating a desire to convert some of their reserves into cash, entered into an agreement ("the Washington Agreement") to ensure an orderly disposition. That agreement has negated the impact of the sudden supply to the marketplace that had depressed the price of the commodity. As anticipated by the market, the Washington Agreement was renewed in 2004 for a five-year term, with additional participants joining the original group of 15 signatories. The renewal provides continued stability in the marketplace, through an orderly reduction of the participants' gold reserves.

The relatively small size of the gold market can result in significant fluctuations based on major variations in demand and supply. The gold price fluctuations for the past 20 years based on the London Bullion Market Price are presented below:

Gold Price - London PM Fix (US$/oz)

During 2004, the gold price continued a steady upward trend to reach a 16-year high of $454/oz on December 2, 2004. Gold traded between $375 and $454 during 2004 and averaged $409 compared to $363 in 2003 and $310 in 2002. Major factors affecting the gold price over the past three years were:

  Continued devaluation of the US dollar against other currencies (particularly the Euro), due to trade, current account and budget deficits incurred by the United States of America;
  Declining mine output;
  Producer de-hedging activities;
  Increased investment demand by speculators and investors;
  New gold investment products aimed at facilitating the holding of gold as part of investment portfolios;
  Low interest rates that reduced the opportunity cost of holding gold as an investment; and
  Geopolitical tensions in the Middle East and the war on terrorism.

The favourable conditions for the maintenance of a positive gold price environment should continue into 2005.

Cambior 2004 Annual Report         9

In the past, the Company used various instruments to reduce the volatility of its revenues and secure cash flows from its operating mines. The Company's lenders imposed the establishment of a revenue protection program as part of its financial restructuring arrangements in 2001, requiring that 70% of production until 2005 be protected at a minimum price of $290 per ounce. The Company was forced to implement this program in a low price environment during the first nine months of 2001, during which time gold traded between $256 and $293 per ounce. At the end of 2001, the Company had committed to deliver up to 1,887,000 ounces at an average price of $306 per ounce as per the following table:

	Number of ounces	Average price per ounce ($)
2002	608,000	304
2003	475,000	295
2004	327,000	305
2005	266,000	308
2006	155,000	331
2007	56,000	350
Total	1,887,000	306

Benefiting from an improved financial position, the Company was able to negotiate the elimination of the lenders' requirement to maintain a revenue protection program in August 2003. Furthermore, the Company adopted a new policy at that time, which provides full exposure to the market price for its gold production. This new policy will increase the volatility of the Company's revenues and profitability and requires that the Company reduce the level of debt related to project development.

Since mid-2003, the Company has aggressively pursued the reduction of its forward sales through opportunistic buy-back programs and delivery against commitments. The Company has reduced its gold hedging commitments under the revenue protection program, including the prepaid gold forward sales, by 1.7 million ounces (89.1%) as follows:

	Ounces committed	Variation from previous year
December 31, 2001	1,887,000	-6%
December 31, 2002	1,286,000	-32%
December 31, 2003	746,000	-42%
December 31, 2004	205,000	-73%

The Company eliminated all call option obligations and lease rate swaps during 2004. The buy-back of gold commitments impacts the revenue of the Company, as the losses incurred must be recorded as a reduction in sales, thereby partially offsetting the impact of sales made at market.

The impact of gold hedging on both earnings and operating cash flow in recent years and the estimated impact for future years based on a market gold price of $425 per ounce are as follows:

	2002	2003	2004	2005 (E)	2006 (E)	2007 (E)
Average market gold price ($/oz)	310	363	409	425	425	425
Impact on earnings ($ millions)	(17.6)	(21.6)	(36.9)*	(14.9)	(2.3)	(0.2)
Impact on operating cash flow ($ millions)	(3.8)	(21.7)	(36.0)	(19.1)	(12.7)	(4.2)

* Includes the mark-to-market of Doyon's hedges as part of the asset impairment charge

During 2004, the Company's average realized price was $370 per ounce compared to an average market price of $409 per ounce. For 2003 and 2002, the average realized price was, respectively, $43/oz and $2/oz below market price.

The Company expects its profitability to be adversely affected as the reduction in these commitments will be deferred and recognized at the original designation date of the various hedge instruments in the operations statement. However, the Company has positioned itself to deliver 96% of its 2005 targeted gold production at market price and remains committed to the opportunistic buy-back of the remaining 2006-2007 positions on spot gold price weaknesses.

10         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Niobium market

Niobium is a strengthening element used in the manufacture of specialty steel alloys. Small additions of niobium increase the strength and durability of steel used in pipelines, the automobile industry and structures.

The market has been expanding at an average rate of 5% annually over the past three years, mainly due to higher steel demand in China and increased utilization in steel manufacturing.

Cambior is one of three producers and has a 12-14% market share. The industry is marked by a significant Brazilian producer that dominates the marketplace and strongly influences market conditions. During 2004, the Company saw a small decrease in its market share, although it has managed to develop new client bases, located mainly in China, which offset reduced market share in North America. The market price has remained constant over the past three years.

Bauxite market

During its management arrangement with the Government of Guyana and following the privatization of the Linmine Bauxite operations in December 2004, Cambior became a reliable supplier of High-Alumina Refractory Grade Calcined Bauxite (RASC) to Europe, North America, South America, Asia and Australia. Approximately 90% of the expected 2005 revenues from the bauxite mine will be generated by the RASC product.

Calcined bauxite products are used for the production of refractories, abrasive products and welding products. However, RASC is only designed to meet the needs of the refractory market. The worldwide market for RASC is approximately one million tonnes per year. China is the major supplier of refractory grade calcined bauxite, accounting for an estimated 80% of the high-alumina refractory bauxite supply worldwide. It is expected that the OMAI bauxite operations will produce over 200,000 tonnes of RASC in 2005, accounting for approximately 20% of the worldwide market.

CONSOLIDATED OPERATIONS

During 2004, the Company incurred a loss of $73.8 million ($0.30/share) compared to net earnings of $0.8 million ($0.00/share) and a loss of $7.8 million ($0.06/share) realized in 2003 and 2002, respectively.

The table below summarizes the operating profit (loss) from mining operations:

(in millions of $)	2004	2003	2002
Revenues	300.9	193.9	204.2
Operating costs	209.6	144.3	145.7
Refining and transportation	3.4	2.1	2.3
Royalties	11.5	5.4	5.4
Mining operations	224.5	151.8	153.4
Depreciation, depletion and amortization	46.9	28.7	29.6
Impairment loss and restructuring costs	73.2	—	—
Total mine expenses	344.6	180.5	183.0
Operating profit (loss)	(43.7)	13.4	21.2

The $43.7 million loss from mining operations resulted primarily from the poor operating performance and impairment charge at the Doyon Division, which was affected by ground stability issues. These geotechnical problems led Cambior to revise its long-term mining plan, reducing underground ore production from 1,000,000 tonnes to 700,000 tonnes of ore per annum and the workforce by 130 individuals. The lower throughput caused an increase in unit operating costs and a reduction in mineral reserves. The new revised mining plan resulted in a non-cash impairment charge of $71.3 million and restructuring costs of $1.9 million for employee severances. The operations were also affected by a stronger Canadian dollar, and higher energy and consumable costs. These negative factors overshadowed a very positive start-up year at Rosebel and an improved gold market environment.

The 2003 operating margin declined in comparison to 2002 due to lower gold output at Omai, higher costs at the Canadian operations resulting from a production hoist failure at Doyon, and the strengthening of the Canadian dollar against the US currency.

Cambior 2004 Annual Report         11

NET EARNINGS (LOSS)

Net earnings (loss) and per share data for the past three years were as follows:

	2004	2003	2002
Net earnings (loss) ($ millions)	(73.8)	0.8	(7.8)
Per share ($)
- Basic	(0.30)	0.00	(0.06)
- Diluted	(0.30)	0.00	(0.06)

REVENUES

Revenues during the past three years were as follows:

	2004	2003	2002
Ounces of gold sold	687,800	516,800	578,500
Revenues ($ millions)
Gold	255.2	165.9	178.6
Non-gold	44.8	25.0	23.7
Investment and other income	0.9	3.0	1.9
Total	300.9	193.9	204.2

The increase in revenues in 2004 was due to:

  Increased gold sales, following record production. The Company sold 33.1% more ounces due to the start-up of Rosebel, which more than offset the planned reduction at Omai following depletion of the Fennell pit and the production shortfall at Doyon;

  Higher gold prices; and

  Increased niobium sales following the acquisition of the remaining 50% interest in the Niobec mine mid-year.

Gold production and unit mine operating costs were:

	2004		2003		2002
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
Rosebel mine	273,700	170	—	—	—	—
Omai mine	240,400	244	271,000	220	319,600	221
Doyon Division	146,500	374	217,200	267	216,200	228
Sleeping Giant mine (50%)	33,500	291	33,300	246	33,000	220
Total	694,100	244	521,500	241	568,800	223

The 2004 pressure on mine operating costs stemming from poor ground conditions at Doyon, higher energy and consumable costs, as well as the strengthening of the Canadian dollar in relation to the US currency was partially offset by the new low cost Rosebel operation. The 2003 mine operating costs rose mainly as a result of the strengthening of the Canadian currency.

12         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

The summary analysis and outlook for Cambior's operating units are as follows:

ROSEBEL MINE

The Rosebel mine is located in Suriname, South America, some 100 kilometres south of Paramaribo, the country's capital. Commercial production was achieved successfully on February 11, 2004, after completing the $95 million investment both on time and on budget. The Rosebel mine experienced the smoothest operational start-up since the creation of the Company in 1986.

The Rosebel mine is currently the most important asset of the Company with the lowest unit mine operating cost. The beginning of commercial production at the Rosebel mine was the initial step in the Company's relaunching of its growth strategy, allowing the Company to achieve record gold production of 694,100 ounces in 2004. Cambior has leveraged the knowledge and expertise it gained through 13 years of experience at its Omai operations and will benefit from synergies with other activities in the Guiana Shield to maximize the return to its shareholders.

During the initial ten months of operations, the milling capacity gradually increased to reach a constant milling rate above 17,000 tonnes per day, a 21% improvement over the design capacity. Since the beginning of commercial production, the mine has processed 5.1 million tonnes at an average grade of 1.84 g Au/t for production of 273,700 ounces, representing a 12% increase over the initial mining plan. Mine operating costs were $170 per ounce, in line with the initial budget. Record production of 93,300 ounces was achieved in the fourth quarter, with an average throughput of 17,200 tonnes per day at an average grade of 1.93 g Au/t, well in excess of the initial forecast. Mine operating costs for the quarter were $158 per ounce, representing the Company's lowest unit cost.

Mineral reserves at Rosebel increased over the year, as the mine added 380,000 ounces to reserves, well in excess of its annual production. Estimated at $400 per ounce, the proven and probable mineral reserves stood at 2.5 million ounces of gold contained at year-end 2004, with a substantial gain in measured and indicated resources as well. The Company is confident that the entire property has significant geological potential and excellent exploration targets, which will allow further enhancement of the reserve and resource base.

Cambior Inc. holds 95% of the participating share capital of Rosebel Gold Mines N.V., while the remaining 5% participation is held by the Government of Suriname, through a state-owned company. A Mineral Agreement was signed with the Republic of Suriname in 1994 and was amended in March 2003.

Rosebel's production is subject to royalties and a price participation right, payable as follows:

  To Grassalco (a state-owned entity): 2% of gold produced, plus 6.5% of the market price in excess of $425 per ounce using the average market price for a given quarter.

  To a foundation encouraging the development of mining resources in Suriname, a royalty of 0.25% of gold produced.

  To Golden Star Resources Ltd. as consideration for the acquisition of the latter's 50% interest in Rosebel in May 2002, a price participation right of 10% of the average quarterly market price in excess of $300 per ounce on gold production from soft and transitional ore, and in excess of $350 per ounce from hard rock ore.

In 2004, Rosebel Gold Mines N.V. paid $2.5 million in royalties to Grassalco and the foundation and $2.9 million in gold price participation to Golden Star Resources.

Quarterly Statistics
	Throughput	Grade	Gold output	Mine operating cost
	(tonnes/day)	(g Au/t)	(ounces)	($/ounce)
1st Quarter (1)	13,400	1.6	27,300	163
2nd Quarter	14,500	2.0	74,100	160
3rd Quarter	16,300	1.7	79,000	195
4th Quarter	17,200	1.9	93,300	158
Year 2004	15,200	1.8	273,700	170

(1) The Rosebel mine began commercial production on February 11, 2004.

Cambior 2004 Annual Report         13

Rosebel Operating and Financial Statistics

	2004 (1)	Target 2005
Tonnage mined (000 t)	16,780	20,805
Tonnage milled (000 t)	5,067	6,205
Grade milled (g Au/t)	1.84	1.72
Gold recovery (%)	94	94
Production (oz Au)	273,700	320,000
Direct mining costs ($/oz)	168	190
Refining and transportation ($/oz)	2	3
Mine operating costs ($/oz)	170	193
Royalties ($/oz)	9	9
Total cash costs ($/oz)	179	202
Depreciation ($/oz)	78	76
Restoration ($/oz)	—	1
Total production costs ($/oz)	257	279
Mineral reserves (oz Au)	2,459,000

(1) The Rosebel mine began commercial production on February 11, 2004.

Capital expenditures for 2004 were $42 million, mainly for the completion of Phase-1 construction and pre-production expenditures, the initiation of Phase-2 construction, and exploration and development drilling.

Outlook

Rosebel is expected to produce 320,000 ounces in 2005 at an estimated mine operating cost of $193 per ounce. Continued exploration and development drilling remain the primary objective. A total of 44,000 metres of diamond drilling is planned to delineate the six known deposits and discover new ones.

Capital expenditures for 2005 are estimated at $25 million. An amount of $11 million will be allocated to complete the Phase-2 construction, including the installation of a primary crusher, stacker, conveyor, effluent treatment plant and related pipelines by July. Sustaining capital will be used to optimize the milling circuit ($3 million) in order to maintain the current milling rate of more than 17,000 tonnes per day, raise the tailings dams ($2.6 million), acquire mine equipment ($1.8 million) and for exploration and development drilling ($6.5 million).

OMAI MINE

The Omai mine, an open-pit operation with a cyanidation and carbon-in-pulp (CIP) processing plant, is located in Guyana, South America, some 160 kilometres south of the capital city of Georgetown. Mine production has been decreasing from a peak of 354,300 ounces in 2001 and the reserves are expected to be depleted in the third quarter of 2005, after almost 13 years of production. Cumulative production is expected to be close to 3.8 million ounces of gold, almost twice as much as estimated in the initial feasibility study.

The Company has already begun the rehabilitation of the mine site and has transferred some equipment to the newly acquired bauxite operations located 100 kilometres north of the mine, as well as to the Rosebel mine in neighbouring Suriname.

Production at the Omai mine for 2004 was 240,400 ounces of gold, slightly higher than the original 2004 plan, with a mine operating cost of $244 per ounce. The mill processed 5.5 million tonnes of ore (15,200 tonnes per day) at an average grade of 1.46 g Au/t. The last blast in the Fennell pit took place in early October; since then, the mill has been exclusively processing low-grade hard rock ore from the stockpiles accumulated during the initial years of production. The fuel price impact was very significant at the Omai mine, which generates its own electric power using diesel generators, with year-over-year increased costs of $3.6 million.

14         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Cambior and the Government of Guyana respectively own 95% and 5% of the voting common shares of OMAI Gold Mines Limited (OGML). The relationship among Cambior, OGML and the State of Guyana is governed by a Mineral Agreement executed on August 16, 1991. This Agreement includes a 5% in-kind royalty on Omai's mineral production payable to the Government of Guyana.

Omai Operating and Financial Statistics

	2002	2003	2004	Target 2005 (1)
Tonnage milled (000 t)	7,727	5,748	5,545	3,800
Grade milled (g Au/t)	1.4	1.6	1.46	0.98
Gold recovery (%)	92	92	93	91
Production (oz Au)	319,600	271,000	240,400	107,000
Direct mining costs ($/oz)	224	200	226	291
Deferred stripping ($/oz)	(5)	18	17	—
Refining and transportation ($/oz)	3	3	3	2
By-product credits ($/oz)	(1)	(1)	(2)	—
Mine operating costs ($/oz)	221	220	244	293
Royalties ($/oz)	15	18	20	21
Total cash costs ($/oz)	236	238	264	314
Depreciation ($/oz)	39	36	37	20
Restoration ($/oz)	2	2	1	1
Total production costs ($/oz)	277	276	302	335
Mineral reserves (oz Au)	629,300	359,100	122,000

(1) Until the scheduled closure of the mine in September 2005.

Mineral reserves at Omai declined over the year 2004, despite exploration work on the Omai River and Quartz Hill properties located adjacent to the Omai concession. Estimated at $400 per ounce, proven mineral reserves, consisting only of low-grade stockpiles of 3.8 million tonnes at 0.98 g Au/t, represented 122,000 ounces of gold contained.

In expectation of the total depletion of reserves, no further capital expenditures were made or are anticipated to be made before the shutdown of the mine in September 2005.

Outlook

For the first nine months of 2005, the Omai mill will process 3.8 million tonnes of ore at an average grade of 0.98 g Au/t for production of 107,000 ounces of gold at an estimated mine operating cost of $293 per ounce. Starting in September, all further activities will be associated with the restoration of the site.

The Company has already initiated the restoration program and will step up its efforts to maximize the work done during the operating period to reduce the overall cost. The closure of the plant has been approved by the Government of Guyana and costs, aligned with environmental provisions, are expected to be approximately $4.5 million and will be funded from the Company's cash resources.

Cambior 2004 Annual Report         15

DOYON DIVISION

The Doyon Division is comprised of two wholly-owned adjacent underground mines, Doyon and Mouska, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon property covers an area of approximately 2,870 hectares and is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region.

For 2004, the Doyon Division produced 146,500 ounces of gold at a mine operating cost of $374 per ounce, a major shortfall in comparison to 2003 (217,200 ounces of gold produced at a mine operating cost of $267 per ounce) and 2002 (216,200 ounces of gold produced at a mine operating cost of $228 per ounce). The unfavourable variance is attributable to:

(a)	The suspension of operations at the high grade Mouska mine for 10 months to allow for the deepening of the internal shaft to provide access to reserves located at lower levels;

(b)	The production shortfall caused by ground stability issues at the Doyon mine that resulted in a revision of the long-term mining plan. The new plan called for a 30% reduction in annual underground production, which thereby resulted in a reduction in manpower of 130 individuals and an impairment charge of $73.2 million;

(c)	The cost to rehabilitate the main ramp infrastructure following the ground stability issues;

(d)	The strengthening of the Canadian dollar by 7% compared to 2003 and 11% compared to 2002; and

(e)	The processing of lower grade open pit ore to compensate for the Doyon underground production shortfall.

As the current mine's reserves are more difficult and more costly to extract, and are subject to ground stability concerns, its favourable impact on the Company's results will be less significant in the future.

Cambior is the sole owner of the Doyon mine following the acquisition of Barrick Gold's 50% interest in the Doyon mine in 1998. As part of the transaction, Cambior granted Barrick a price participation interest of 24.75% of the surplus of the average annual market gold price over $375 on the first 2.6 million ounces of gold production following the closing of the purchase. As of December 31, 2004, a payment of $1.2 million had been made and 1.4 million ounces remained subject to the price participation interest. No payment had been made from 1998 to 2003.

The Mouska mine was placed into production in 1992 and has, to date, produced 506,000 ounces from the extraction of 1.4 million tonnes of ore at an average grade of 12 g Au/t. Mouska is a high grade, low tonnage, shrinkage stoping operation consisting of surface infrastructure providing access to underground via a main shaft of 485 metres and an internal shaft of 555 metres, which was deepened by 215 metres in 2004. The internal shaft (winze) is located 1.2 km from the main shaft. The Mouska operations are located 4 km from the Doyon mill and can therefore benefit from its infrastructure.

Production from the Mouska mine is subject to two royalties: 1) 2.0% on the value of gold recovered payable to Newmont Mining Corporation and 2) 0.2% on the amount of gold produced payable to the estate of an individual. The Company paid $118,000 in 2004 with respect to these royalties.

16         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Doyon Divison Operating and Financial Statistics

	2002	2003	2004	Target 2005
Tonnage milled (000 t)
Underground mines	1,248	1,123	964	834
Open pit and low grade stockpiles	39	155	208	—
Total	1,287	1,278	1,172	834
Grade milled (g Au/t)
Underground mines	5.6	6.2	4.6	6.5
Open pit and low grade stockpiles	1.0	1.0	1.5	—
Average	5.5	5.6	4.1	6.5
Gold recovery (%)	96	95	96	96
Production (oz Au)	216,200	217,200	146,500	166,000
Direct mining costs ($/oz)	228	267	375	323
Refining and transportation ($/oz)	1	1	1	1
By-product credits ($/oz)	(1)	(1)	(2)	(2)
Mine operating costs ($/oz)	228	267	374	322
Royalties ($/oz)	2	2	9	11
Total cash costs ($/oz)	230	269	383	333
Depreciation ($/oz)	63	71	97	82
Restoration ($/oz)	5	5	6	7
Total production costs ($/oz)	298	345	486	422
Mineral reserves (oz Au)	1,366,300	1,258,500	868,600

The Doyon mine has been a solid producer of gold for the past 25 years, with cumulative output of 5 million ounces. Cambior believes that its land holdings in the prolific Doyon-Bousquet-LaRonde gold camp have the potential for further discoveries as demonstrated by its initial successes on the Westwood deposit. The Company intends to fully pursue an aggressive exploration program, particularly at depth on Westwood, which can benefit from the existing infrastructure.

In 2004, capital expenditures were $10.4 million and $6.8 million on the Doyon and Mouska mines, respectively. The Company reviewed the carrying value of the Doyon mine at year end based on its long-term plan and related ore reserves. Mineral reserves were reduced due to higher unit mining costs and lower mining recovery. Current proven and probable reserves at the Doyon Division stand at 4.5 million tonnes grading 6.0 g Au/t, representing 868,000 ounces of gold contained.

Outlook

Following the Doyon mine reorganization in 2004, the new mining plan for the Doyon Division for 2005 anticipates 834,000 tonnes of ore milled at an average grade of 6.5 g Au/t for production of 166,000 ounces of gold at an estimated mine operating cost of $322 per ounce. The resumption of mining at the Mouska mine will provide high-grade ore for processing at the Doyon mill.

Capital expenditures for 2005 are estimated at $4.4 million at Mouska and $3.0 million at Doyon, mainly for underground exploration and reserve development ($2 million), and deferred development ($4 million).

Cambior 2004 Annual Report         17

SLEEPING GIANT DIVISION

The Sleeping Giant mine is located in northwestern Québec, approximately 80 kilometres north of Amos. It is a high-grade, vein-type, underground gold mine 50%-owned and managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).

For 2004, Cambior's share of production from the Sleeping Giant mine totaled 33,500 ounces of gold, similar to its 2003 production and in line with the budget. Mine operating costs for the year were $291 per ounce compared to $246 per ounce in the previous year. The increase in unit operating costs is related to the strengthening of the Canadian dollar against the US dollar. In 2004, the mine suffered from a lower broken ore tonnage and delays in lateral development caused by manpower shortages. The Company faces challenges in recruiting qualified manpower due to travelling distances from the surrounding towns and competition from other mining operations and projects. To offset the shortages, the Company has instituted development programs for inexperienced miners. The mine includes a 900-tonne per day capacity mill, a headframe and ancillary facilities, as well as a tailings pond.

Sleeping Giant Operating and Financial Statistics

Cambior's share (50%)	2002	2003	2004	Target 2005
Tonnage milled (000 t)	101	88	96	81
Grade milled (g Au/t)	10.5	12.1	11.1	11.0
Gold recovery (%)	97	97	97	97
Production (oz Au)	33,000	33,300	33,500	28,000
Direct mining costs ($/oz)	225	251	298	327
Refining and transportation ($/oz)	2	2	2	2
By-product credits ($/oz)	(7)	(7)	(9)	(9)
Mine operating costs ($/oz)	220	246	291	320
Depreciation ($/oz)	46	53	63	121
Restoration ($/oz)	1	5	6	6
Total production costs ($/oz)	267	304	360	447
Mineral reserves (oz Au)	77,400	79,200	91,600

During the year, Cambior's share of capital expenditures at Sleeping Giant totaled $3 million and were principally related to the completion of the mine deepening program in early 2004, underground exploration and deferred development.

Drilling at the mine resulted in a gain in mineral reserves at year end. Cambior's 50% share of mineral reserves stands at 245,000 tonnes at 11.7 g Au/t, representing 91,600 ounces of gold contained.

Outlook

Cambior's share of targeted 2005 production is 28,000 ounces of gold at an estimated mine operating cost of $320 per ounce. The lower gold production is attributable to shortages of developed ore tonnage in 2004. Unit costs are expected to be higher than last year due to additional stope preparation and the strength of the Canadian dollar relative to the US dollar. Higher depreciation charges are anticipated in 2005 as ore will be extracted from new infrastructure completed in 2004.

Cambior's share of capital expenditures for 2005 is estimated at $1.9 million, mainly for reserve and deferred development.

18         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

NIOBEC DIVISION

The Niobec mine is located 15 kilometres northwest of Chicoutimi, Québec. For more than 25 years, Niobec has supplied approximately 12-14% of the world supply of niobium, which is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance. At the current production rate, the mine life is expected to be at least 18 years. Niobec is the only niobium producer in North America and the third largest in the world with a steady cash flow above $16 million per year and sales of niobium in the range of $45 to $50 million a year. The milling capacity of the Niobec mine is 3,500 tonnes per day. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic process. Niobec has received the ISO 9001 and ISO 14001 certifications for its production processes and its Environmental Management System, respectively.

For 2004, the Company's niobium sales from the Niobec mine totaled $37.9 million compared to sales of $22.5 million in 2003. Sales were higher due to the acquisition of the remaining 50% interest in the Niobec mine following the completion of the acquisition of Sequoia Minerals Inc. ("Sequoia") on July 2, 2004, for a total consideration of $48.6 million.

Niobium Sales Statistics

(in millions of $)	2002	2003	2004*	Target 2005
Sales of niobium	23.5	22.5	37.9	47.0
Capital expenditures	1.2	1.7	2.7	8.0

* In July 2004, the Company achieved 100% ownership of the mine.

The 2004 investment at the Niobec Division, excluding the acquisition cost for Sequoia, amounted to $2.7 million, used mainly on optimization projects.

A drilling campaign at the mine increased year-end mineral reserves to 24.3 million tonnes at 0.66% Nb2O5 from 22.6 million tonnes at 0.65% Nb2O5 in 2003, for approximately 18 years of production at the current mining rate.

Outlook

Niobium revenues for 2005 are expected to be approximately $47.0 million. Capital expenditures for 2005 are estimated at $8.0 million of which $5.6 million will be invested on mill optimization work to be completed in the second half of 2005. These expenditures will, in the coming years, enable the Company to maintain market share of the world supply.

OMAI BAUXITE MINE

Located in Guyana, South America, OMAI Bauxite Mining Inc. (OBMI) is a new initiative taken by Cambior utilizing its 13 years of operating experience in the Guiana Shield. In December 2004, the Company and the Government of Guyana completed the privatization of certain assets of Linden Mining Enterprises Ltd. (Linmine), a bauxite mining and processing operation wholly-owned by the Government of Guyana. A new company, OBMI, has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. The Government of Guyana is contributing the mineral deposits and the processing plant with its service facilities, totaling $5.2 million. Cambior invested an amount of $12.2 million to gain a 70% interest, including $5 million in cash and mine equipment transfers from the Omai gold mine. The bauxite mine is a simple operation and requires low investment at low risk. It is expected that this operation will generate sizable cash flow and economic growth for the restructured operation and its surrounding community. It will also allow the Company to continue its search for gold projects in Guyana, where it can leverage its experience and infrastructure in the Guiana Shield. Guyana has recently seen an increased level of exploration activity in the gold sector.

Cambior 2004 Annual Report         19

OBMI markets three non-metallurgical products: a trademarked high-alumina calcined bauxite named Refractory "A" Grade Super Calcined (RASC), a chemical grade bauxite (CGB) and a cement grade bauxite (CeB), the last two being non-calcined products. The operation also has the capacity to produce a metallurgical grade bauxite (MAZ), depending on market conditions. The RASC product represents approximately 90% of the total revenues of the operation. Accordingly, as part of the privatization agreement, both partners have agreed to reinvest all free cash flow during the initial five years of operation to expand the operation into other non-metallurgical products, as well as the supply of MAZ bauxite based on market conditions.

Cambior has been involved with this project since 1999, providing contract mining after the Government of Guyana solicited Cambior's assistance for its bauxite extraction activities. This project not only exceeds Cambior's minimum return on investment criteria, but also has significant reserves and resources while offering many opportunities for expansion and value creation over time. In addition, it is a tremendous demonstration of the Company's corporate policy of sustainability as Cambior will remain an important employer and economic contributor in Guyana well beyond the scheduled closure of the Omai gold mine. Even though this venture is non-gold, the Company recognized that it was in a unique position as the only international mining company with more than 13 years of positive experience in Guyana, an excellent reputation as a corporate citizen, a significantly experienced workforce and available equipment from the Omai gold mine as its production winds down.

Proven and probable mineral reserves at the mine stand at 62.3 million tonnes at a grade of 60% Al2O3 at year-end 2004, which corresponds to at least 60 years of mine life at the expected 2006 production rate.

As part of Cambior's financial commitments in the privatized enterprise (OBMI), a total of $10.2 million was invested in 2004 as the result of the transfer of available equipment from the Omai mine, the rehabilitation of the processing plant and improvements to the existing infrastructure.

Outlook

In 2005, OMAI Bauxite will process approximately 658,000 tonnes of raw bauxite with an overall process recovery of 33% for production of approximately 217,000 tonnes of RASC at an average grade of 88% Al2O3. Also, OMAI Bauxite will process approximately 80,000 tonnes of raw bauxite at an estimated grade of 5.5% SiO2 with an overall process recovery of 87% for production of 70,000 tonnes of CGB.

It is anticipated that this mine will generate sales of approximately $42 million with $8 million in operating cash flow in 2005, a transition year as the production facilities are being rehabilitated for full production in 2006. Ninety percent of sales will come from RASC production.

Capital expenditures for 2005 are estimated at $18 million for the refurbishing of the processing plant in order to increase its capacity by at least 100%, improvement of storage and port infrastructure, construction of a new mine mobile equipment shop, excavation of a direct haulage road and expansion of the tailings pond, in addition to the expansion of the mine fleet.

OTHER EXPENSES

Exploration and business development

The Company continues to focus its efforts on acquiring and discovering new deposits and increasing the size of known deposits. Its strategy with respect to exploration and business development is as follows:

  Invest in exploration at or near its operating mines to benefit from available infrastructure;
  Fund grassroots exploration in areas with a strong potential for discovery;
  Monitor the activities of junior and emerging producers with potential to make acquisitions/joint ventures.

20         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

The capital invested in 2004 yielded good results at depth at the Westwood deposit adjacent to the Doyon mine and favourable results at the Gemini-Turgeon project in the Abitibi region of Québec, Canada.

Benefiting from improved financial conditions over the past three years, Cambior has increased its exploration and business development activities and established new regional offices in French Guiana and Suriname. The Company's focus is on the Americas, but it also considers opportunities in other regions of the world. Expenditures during the past three years were:

(in millions of $)	2004	2003	2002
Canada	2.1	1.9	1.3
Guyana	0.6	1.0	0.5
Peru	4.6	4.5	1.8
Suriname	0.5	—	—
French Guiana	1.3	—	—
Corporate & others	1.1	0.2	0.6
Expenses	10.2	7.6	4.2
Advanced projects — Capitalized	17.8	7.3	5.0
Grand total	28.0	14.9	9.2

A $1.4 million exploration program returned encouraging results at depth on the Westwood project, located 2.5 kilometres east of the Doyon mine. A preliminary evaluation of all drilling results indicates inferred resources of 8.6 million tonnes at an average grade of 5.2 g Au/t diluted at 20%, representing 1.45 million ounces of gold contained in the Westwood and North Corridor mineralized horizons.

In 2004, surface drilling (a total of 4,233 m) included the completion of three wedges from the first main hole (1158-02) and a second main hole (1159-03-04). The style of mineralization encountered in the Westwood deep area was very similar to drilling results in 2003 and the known mineralized zone extends approximately 350 metres laterally by 1.2 km down plunge. The mineralization intersected in the Westwood and North Corridor horizons is contained in felsic volcanics containing disseminated to semi-massive sulphides.

The exploration drift from the 14th level of the Doyon mine progressed eastwards towards the Westwood sector with 722 metres of advancement. Two exploration holes were completed during the fourth quarter from the first drilling bay located approximately 2 km west of the previously drilled Westwood sector to verify extensions of the Warrenmac-Westwood stratigraphic horizon (3,064 m). Both holes intersected low-grade mineralization corresponding to the targeted horizons. Both holes also displayed alteration zones of chlorite, sericite and garnet, which are typical of the sulphide environment of the Bousquet-LaRonde area. Furthermore, the second hole intersected a new mineralized structure within the Mooshla intrusive and indicated a pyrite-chalcopyrite breccia zone located to the east of the Doyon fault. Best results returned include 2.5 g Au/t over 1.5 m and 1.4 g Au/t over 2.5 m and deserve some follow-up.

Cambior holds exploration properties in Peru covering an area of 137,326 hectares. An amount of $4.6 million was spent in 2004 for drilling, geological mapping and tunnel sampling, as well as a 4,200-km airborne geophysics survey (MAG and EM) which was completed over the Huamachuco region, in northeastern Peru. On the La Arena gold property, a 1,000-metre diamond drilling program was completed on the main deposit to verify the new geological interpretation following extensive surface mapping; the results confirmed mineralization presence and grade. The 2005 drilling program should focus on completing a reserve estimate and extending the resources of the known deposit.

On the El Toro property, surface geological mapping as well as mapping and sampling of 54 tunnels have been completed. Geological interpretation confirms the Company's initial model and sample results show a surface anomaly of 1.5 x 2.0 km using a cut-off grade of 0.3 g Au/t, which doubles the initial surface gold anomalies. Tunnel sampling shows high-grade results (up to 18 g Au/t over 1 m) associated with narrow structures. Structural controls oriented north-south and northwest-southeast are very significant and present everywhere in the mineralized zone. Mineralization is associated with highly-fractured sediments and intrusives. A total of 13 core holes totaling 2,269 metres have been completed on the property. Drilling results to date have confirmed the geological model and the mineralized gold-bearing zone. The gold-bearing zone has an average grade varying between 0.5 to 1.0 g Au/t of oxidized and fractured material and shows a style of mineralization similar to the La Arena property.

Cambior 2004 Annual Report         21

The Company intends to aggressively pursue the discovery of new deposits in 2005. The 2005 exploration and development budget is estimated at $28 million, the same as in 2004. Exploration will remain focused at or near the Company's mine sites and advanced projects, but some $5 million will be spent on grassroots projects in Peru and both the Canadian and Guiana shields. Approximately $23 million will be spent at the Company's mines and advanced projects and will therefore be capitalized; this capitalized budget includes expenditures for mine exploration and development drilling to increase reserves mainly at the Rosebel mine, development and feasibility work on the Camp Caiman gold project in French Guiana, and advanced exploration and development work on the Doyon property, excluding the known Mouska and Doyon deposits. In the Huamachuco region of Peru, exploration and development drilling will continue on the El Toro and La Arena deposits and plans include technical studies and a pre-feasibility study.

The Company finances exploration expenditures from internal cash resources and, in the case of its Canadian exploration activities, also from the issuance of flow-through shares. Flow-through shares are usually issued at a premium to market, as they allow the transfer of the tax deduction to the subscriber of the shares. The Company also benefits from financial assistance from the Québec government for some of its exploration programs in Québec.

General and Administrative

The Company's increasing level of activities and additional regulatory compliance requirements have resulted in an increase in general and administrative costs. The table below provides a comparison over the past three years and expresses the cost as a percentage of revenues.

	2004	2003	2002
General and administrative (G&A) (in millions of $)	8.9	6.1	4.8
Revenues (in millions of $)	300.9	193.9	204.2
G&A as % of revenues	3.0%	3.1%	2.4%
Cdn $/US $ (yearly average)	1.3015	1.4015	1.5704

The Company's general and administrative costs are mainly denominated in Canadian dollars and are therefore affected by the strengthening of the Canadian dollar in comparison to the US dollar. The increase in costs in 2004 was also attributed to the initiation of the Sarbanes-Oxley 404 Internal Control Certification Process, and higher stock exchange fees. General and administrative costs for 2005 are expected to be approximately $10.2 million.

Financial Expenses

Financial expenses increased by $2.2 million to $4.1 million during 2004 as a result of fully expensing the interest and political risk insurance coverage premium. In 2003, a significant portion of the financing fees was capitalized as part of the Rosebel construction project.

	2004	2003	2002
Long-term debt — December 31 (in millions of $)	65.2	64.2	28.0
Financial expenses (in millions of $)	4.1	1.9	2.4
Financial expenses — capitalized (in millions of $)	0.5	1.4	—
Average LIBOR rate (%)	1.7	1.2	1.8
Average interest rate on credit facility (%)	4.1	4.3	4.0

In 2005, financial expenses are expected to be similar to 2004 levels.

22         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Impairment of Assets

In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis. In its evaluation, the Company considers estimated future metal production from the deposit, estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. Upon the determination that the undiscounted cash flows are not sufficient to recover the carrying value, the Company must evaluate an impairment charge. In the determination of the impairment charge, it must:

(1) Calculate the present value of the future cash flows. The difference between this amount and the carrying value is charged to income.
(2) Evaluate the recoverability of related hedge commitments and include any loss as part of the impairment charge.

As part of the annual review, it was determined that the following impairment loss and restructuring costs related to the Doyon mine were required in 2004:

(in millions of $)
Impairment loss	52.7
Write-off of previously recorded deferred losses on hedging contracts	4.3
Hedge derivative loss associated with Doyon contracts	14.3
Restructuring costs	1.9
73.2

The impairment charge stems from:

i)	Reduction in reserves due to rock mechanics constraints and increased operating costs;

ii)	Increased operating costs due to reduction in the economies of scale following the reduction in the underground production rate from 1,000,000 tonnes per annum to 700,000 tonnes per annum and strengthening of the Canadian dollar against the US dollar; and

iii)	Reorganization expenses of $1.9 million ensuing from the reduction of 130 employees.

There were no impairment losses in 2003 and 2002.

Stock-Based Compensation Costs

In accordance with the newly adopted accounting policies for stock-based compensation costs, the Company expensed the costs of options issued to directors and key employees. The expense is calculated by the Company utilizing the Black-Scholes option pricing model, which is used by a majority of other companies in valuing stock-based compensation. In determining the valuation of the option price, the Company took into account an expected life of five years and the following assumptions:

	2004	2003	2002
Semi-annual risk-free interest rate	3.95%	4.08%	5.07%
Volatility	75%	78%	85%
Dividend	—	—	—
Weighted average fair value of options granted	$ 1.44	$ 0.93	$ 1.00

In 2004, the total stock-based compensation costs determined under the fair value-based method of accounting was $1,580,000. The fair value of options exercised during 2004 totaled $202,000 and was transferred from contributed surplus to common shares.

The Company had not recognized stock-based compensation costs before 2004 on its statement of consolidated operations. The cumulative effect has been recognized as a transfer of $15.7 million from the deficit to the contributed surplus account.

Cambior 2004 Annual Report         23

Non-Hedge Derivative Gain/Loss

The Company obtains a valuation of its portfolio of gold commitments from a counterparty at each reporting period. This market valuation is based on the forward rates and considers the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method.

Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the consolidated statement of operations. This valuation can cause a significant variation in earnings for any given period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no significant accounting adjustments caused by the mark-to-market fluctuations are expected to impact earnings after 2004.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

	Dec. 31	Dec. 31	Dec. 31
	2004	2003	2002
Estimated fair value of Cambior's gold forward sales, deliveries and purchase commitments:
Forwards ($ millions)	(8.7)	(59.7)	(37.3)
Forwards - Doyon future gold production included in the impairment
loss and recognized on the balance sheet ($ millions)	(14.3)	—	—
	(23.0)	(59.7)	(37.3)
Non-hedge derivatives recognized on the balance sheet ($ millions)	1.5	(7.8)	(6.4)
Estimated mark-to-market value — revenue protection program ($ millions)	(21.5)	(67.5)	(43.7)

	2004	2003	2002
Impact on earnings of non-hedge derivative instruments ($ millions):
Mark-to-market value at the end of the year	1.5	(7.8)	(6.4)
Mark-to-market value at the beginning of the year	(7.8)	(6.4)	5.3
	9.3	(1.4)	(11.7)
Loss arising from the exercise of call options sold and gold purchase commitments	(8.3)	(1.1)	—
Gain resulting from lease rate swap contracts	1.5	3.1	—
Non-hedge derivative loss related to call options
and VVF converted into forward instruments	—	—	(5.1)
Non-hedge derivative gain (loss)	2.5	0.6	(16.8)

24         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes.

In 2004, due to the strong performance at Rosebel, the Company registered future income taxes of $6.9 million, which were offset by $1.2 million in future tax benefits recognized in Canada on the issuance of flow-through shares. In addition, the Company recorded cash payable taxes of $0.5 million in 2004, versus a recovery of $0.6 million in 2003 and taxes of $0.4 million in 2002.

The Company has significant cumulative tax losses and unrecognized tax valuation allowances, which are described in Note 21. The realization of these unrecorded tax benefits is subject to generating profit in the jurisdictions and/or corporations in which these losses were incurred.

QUARTERLY REVIEW

The following table shows selected results by quarter for the last eight quarters.

	First	Second	Third	Fourth		First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Year	quarter	quarter	quarter	quarter	Year
(unaudited)	2003	2003	2003	2003	2003	2004	2004	2004	2004	2004
(in millions of $)
Total revenues	45.3	43.4	46.5	58.7	193.9	60.0	78.3	80.7	81.9	300.9
Cash flow from
operating activities	0.5	1.7	4.6	17.4	24.2	7.8	9.6	16.9	3.7	38.0
Net earnings (loss)	(2.3)	(2.1)	0.6	4.6	0.8	7.3	1.7	(6.1)	(76.7)	(73.8)
Basic net earnings (loss)
per share ($)	(0.01)	(0.01)	0.00	0.02	0.00	0.03	0.01	(0.02)	(0.28)	(0.30)
Diluted net earnings (loss)
per share ($)	(0.01)	(0.01)	0.00	0.02	0.00	0.03	0.01	(0.02)	(0.28)	(0.30)
Basic weighted average number
of common shares outstanding
(millions)	164.2	170.9	193.1	222.9	188.0	241.0	241.8	244.5	269.9	249.3
Effect of dilutive stock options
(millions)	—	—	2.4	3.4	2.0	2.8	2.9	—	—	—
Effect of dilutive warrants (millions)	—	—	0.1	1.4	0.6	0.1	0.1	—	—	—
Diluted weighted average number
of common shares outstanding
(millions)	164.2	170.9	195.6	227.7	190.6	243.9	244.8	244.5	269.9	249.3
Number of ounces of gold
produced (000)	134	121	124	143	522	152	193	174	175	694
Mine operating costs ($/oz)	252	244	238	231	241	240	226	263	251	244

Cambior 2004 Annual Report         25

CONSOLIDATED CASH FLOWS Operating Activities

Cash flow from operating activities increased by 57% to $38.0 million in 2004 as a result of the commencement of operations at Rosebel and improved realized gold prices. The cash flow from operating activities is expected to continue to increase due to the Company's increased activities in the non-gold sector and with the reducing impact of gold forward sales commitments following the buy-back of positions. In 2003, cash flow from operating activities decreased to $24.2 million from $30.8 million in 2002 due to lower gold output at the Omai mine.

It should be noted that the cash flow figures do not reflect the delivery of 51,920 ounces of gold per annum under the prepaid gold forward sales agreement. The proceeds of $55 million from the transaction were received in 2001 and recorded as cash flow in that year. These ounces were effectively sold at $235 per ounce and, therefore, if this value was pro-rated over the delivery period, the cash flow would have increased by $12.2 million in each of the years presented.

Investing Activities

In September 2001, the Company, with the announcement of the acquisition of Golden Star Resources Ltd.'s 50% interest in the Rosebel project, embarked on an aggressive investment program to rebuild its asset base, which had been affected by a poor commodity price environment from 1996 to 2001 and a major financial restructuring from the second half of 1999 to the beginning of 2001.

The Company's strategy is to:

i)            Accelerate the development of its projects;
ii)           Grow the reserve base through acquisition or discovery; and
iii)          Maximize the utilization of assets to increase cash flow.

The foundation of the rebuilding phase was the construction of the Rosebel gold project, which reached commercial production in February 2004 and became Cambior's largest cash flow generator.

A summary of investments in property, plant and equipment is as follows:

(in millions of $)	2004	2003	2002
Canada
Doyon Division	17.2	10.6	8.1
Sleeping Giant	3.1	4.4	1.8
Omai	(4.0)	(1.5)	4.5
Rosebel	41.9	87.1	12.7
Niobec	2.7	1.7	1.2
Sequoia acquisition	42.0	—	—
Bauxite	10.3	0.8	—
French Guiana - Camp Caiman	7.7	(2.0)	—
Carlota	5.9	1.7	0.9
Projects and other	6.2	4.4	1.0
Total	133.0	107.2	30.2

26         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

In May 2002, the Company completed the acquisition of the 50% interest in the Rosebel gold project held by Golden Star Resources Ltd. As part of the transaction, Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share participation in OMAI Gold Mines Limited. Consideration paid by Cambior included:

  $5 million at closing;

  Three installments of $1 million each payable in 2003, 2004 and 2005, discounted at an interest rate of 5%; and

  A price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional ore reserves, and in excess of $350 per ounce for production from the hard rock reserves of the Rosebel property, less royalties.

The Company completed a revised feasibility study and initiated construction in 2003 following the availability of bank financing and political risk insurance. The construction period was completed in February 2004 in accordance with the original timetable and on budget. After a successful start-up, the Company embarked on a second phase of construction in mid-2004 to maintain a throughput rate of 17,000 tonnes per day once the hard rock portion of the various deposits is attained. The expansion program is expected to cost $19 million and be completed in mid-2005.

The Company has also initiated an aggressive exploration program to increase the reserve base at Rosebel. The objective is to replicate the results that were achieved at Omai, where the reserve base was nearly doubled from the original feasibility study estimate.

In July 2004, Cambior completed the acquisition of Sequoia Minerals Inc., whose principal asset was a 50% interest in the Niobec mine. By way of the transaction, the Company increased its ownership to 100% in Niobec, a niobium producer in operation since 1976 and with more than 18 years of reserves. Following the acquisition, Cambior assumed the operatorship of the mine and initiated an expansion and optimization project necessitating investments of $5.6 million which should be completed in 2005.

The acquisition of Sequoia Minerals Inc. can be summarized as follows:

(in millions of $)
Current assets	13.0
Investments	0.1
Property, plant and equipment	58.4
Future income tax assets	0.1
Total assets acquired	71.6
Current liabilities	4.6
Assumption of long-term debt	14.1
Assumption of debenture	1.0
Asset retirement obligations	0.8
Accrued benefit liability	1.4
Future mining tax liabilities	1.1
Total liabilities assumed	23.0
Net assets acquired	48.6
Consideration
Disbursement	42.0
Issuance of Cambior shares	6.3
Conversion option on convertible debenture	0.3
Fair value of Sequoia common share purchase options converted into Cambior options	0.0
48.6

Cambior 2004 Annual Report         27

The Company also embarked on two shaft deepening projects in Canada in 2003 to extend the mine life of the Mouska and Sleeping Giant mines. The deeper infrastructure allows access for the extraction of reserves and provides drilling bases to further explore these deposits at depth. The shaft deepening at the Sleeping Giant mine was completed in the first quarter of 2004 and the internal shaft deepening at the Mouska mine was completed in the fourth quarter of 2004. Both mine deepening programs permitted the extension of each mine's life by at least three years.

Camp Caiman Project

The Camp Caiman gold project is located about 45 kilometres southeast of Cayenne, the principal city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. This advanced project contains measured and indicated resources of 1.5 million ounces of gold contained, of which 60% are in saprolite material. All the environmental, geotechnical and metallurgical studies have been completed and applications for the various operating permits are in final preparation.

The property is indirectly held by CBJ Caiman, a wholly-owned subsidiary of Cambior that was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp., a junior exploration company.

The value of Ariane's net assets acquired was established as follows:

(in millions of $)
Cash and cash equivalents	3.2
Current assets	0.2
Investment	(0.4)
Property, plant and equipment — mining projects	49.6
Total assets acquired	52.6
Current liabilities	2.3
Assumption of long-term debt	9.7
Total liabilities assumed	12.0
Net assets acquired	40.6
Consideration
Issuance of Cambior shares	39.2
Fair value of Ariane common share purchase options converted into Cambior options (1)	1.4
40.6

(1)	The options granted pursuant to the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model, taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.

The acquisition of the Camp Caiman gold project is consistent with Cambior's growth strategy. Cambior is in an excellent position to add value to the project given its 13 years of experience in the Guiana Shield and the operating synergies with Omai and Rosebel. This project, combined with the Rosebel gold project in Suriname, should maintain a solid level of gold production for Cambior in the Guiana Shield for many years.

In December 2004, the French Government, represented by Prime Minister Jean-Pierre Raffarin, granted Cambior a 30 km2 mining concession for the project, valid for a period of 25 years. The granting of the mining concession is the first regulatory step towards construction and production. The second and final step will involve applications for numerous operating permits, a review thereof by both the public and regulators, and the eventual issue of said permits, which will define conditions for construction and operations. The permit applications require advanced engineering on all aspects of the project and should be completed in the second quarter of 2005. Discussions are also ongoing with governmental authorities regarding government-imposed charges to the project and available tax flow-through financing under Loi Girardin. Capital and operating cost estimates will be compiled in the second quarter and a feasibility study should be finalized by mid-2005 with anticipated production for mid-2007.

28         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Carlota Copper Project

Located in the Globe-Miami mining district in the heart of Arizona's copper belt, Carlota has mining reserves of 91.1 million tonnes grading 0.39% copper representing 355,000 tonnes of contained copper. The Company acquired 100% of this asset in 1991 and received all permits required for construction and mining in 1999. The Company developed a feasibility study over the years. The project development was postponed pending improved market conditions. Since 2003, the Company has considered various scenarios to mine the Carlota deposit and process the ore through leaching pads and an SX-EW (solvent extraction and electrowinning) plant. The attractiveness of this asset has increased as a result of rising copper prices and high physical demand, especially in Asia. Cambior has spent $7.6 million over the last two years on studies, property payments and to exercise options to acquire mining equipment.

A feasibility study was finalized on a stand-alone basis, as BHP Base Metals Inc. abandoned the Joint Carlota-Pinto Valley development alternative. The strategic review should be completed in the first half of 2005. Capital expenditures for 2005 are estimated at $2.3 million. Project development costs are estimated at approximately $100 million.

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity in excess of 120 days. In accordance with accounting pronouncements, these are classified as short-term investments. During 2004, short-term investments were reduced by $32.9 million due to a decrease in total available cash resources.

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies, which have the potential to complement the Company's current asset base. These may be sold upon reaching certain valuation parameters or utilized as a toehold for acquisition, as in the Ariane transaction.

The investment in marketable securities increased by $12.8 million in 2004. The market value amounted to $18.9 million. In 2004, the Company advanced $2.0 million to suppliers to assist in the financing of improvements to power generating facilities in Suriname. The advance will be recovered over the life of the power contract.

Deferred Charges

Deferred charges totaling $1.9 million were incurred in 2003 in relation to the 2003 Credit facility. Deferred financing charges, related to the financial restructuring completed on January 12, 2001, were written off in 2003.

FINANCING ACTIVITIES

During the past three years, Cambior has improved its balance sheet to ensure that it has the financial strength to develop its productive asset base. Mining is a capital-intensive business that requires significant up front capital to develop productive assets and generate cash flow. In order to be successful, the Company must maintain a positive relationship with the financial community to be able to access temporary capital through bank loans and permanent capital through equity offerings.

Cambior 2004 Annual Report         29

Issuance of Securities

In 2004, the Company continued to improve its financial position through the issuance of 31,105,000 shares for gross proceeds of $91.8 million. These equity issues include the exercise of previously-issued warrants and options. In 2003 and 2002, the Company issued shares for gross proceeds of $117.4 million and $62.2 million, respectively. The table below outlines the proceeds from share issues:

		2004		2003		2002
	No. of		No. of		No. of
	shares	Proceeds	shares	Proceeds	shares	Proceeds
	(000)	($ millions)	(000)	($ millions)	(000)	($ millions)
Private placement	—	—	—	—	21,346	17.3
Public offerings	29,333	87.8	40,000	72.2	27,273	38.6
Exercise and expiry of warrants	150	0.1	24,754	43.2	6,515	6.1
Exercise of options	635	0.6	515	0.6	—	—
Flow-through shares	987	3.3	571	1.4	129	0.2
Total	31,105	91.8	65,840	117.4	55,263	62.2

Cambior has benefited from enhanced investor interest in the gold sector and improved market conditions. In order to retain the interest of the capital markets, the Company maintains an active investor relations program aimed at institutional and individual investors. Access to capital markets is dependent on the Company's historical performance and future prospects, as well as investor interest in the precious metals sector.

2003 Credit Facility

In 2003, the Company entered into a credit facility agreement (the "2003 Credit facility") with a syndicate of international financial institutions. The 2003 Credit facility includes a $55.0 million non-revolving term loan and a $10.0 million revolving credit facility, both of which expire on December 31, 2007. The term loan was fully drawn and had an outstanding balance of $50 million at December 31, 2004, following the repayment of $5 million in the first quarter of 2003. The Company, in connection with the acquisition of Sequoia Minerals Inc., obtained the extension of the term of the 2003 Credit facility by nine months to September 2008.

The repayment schedule is as follows, based on quarterly payments commencing on March 31, 2005:

(in millions of $)
2005	18.0
2006	14.0
2007	14.0
2008	4.0
50.0

The revolving credit facility remains available for future drawdowns. A portion of the proceeds from the term loan was used to reimburse the 2001 Credit facility, with the remaining amount used to fund the construction and development of the Rosebel project.

The Company pledged its interests in the Rosebel, Doyon, Mouska, Sleeping Giant, Niobec and Omai mines as security on the loan.

The Company paid fees of 2% on the loan in 2003 and will amortize these over the life of the Rosebel project. Interest on the facility is based on the London Interbank Offering Rate (LIBOR) plus a premium that varies between 1.5% and 2.25% based on the Loan Life Protection Ratio (LLPR). The LLPR is defined as the ratio of the present value of projected cash flow available for debt service to the total net senior debt outstanding. During the construction period up to achievement of completion, the premium to LIBOR was deemed to be 2.5%. The Company achieved completion in late 2004 and effective January 1, 2005, the premium will be reduced accordingly.

30         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Under the terms of the agreement, Cambior must maintain a number of financial and other covenants including:

(a) Maintenance of political risk insurance coverage on its main foreign domiciled gold operations;

(b) A ratio of net debt to adjusted EBITDA of less than 3.5;

(c) A ratio of adjusted EBITDA to interest of greater than 2.25;

(d) A ratio of current assets to current liabilities of greater than 1.35; and

(e) A minimum LLPR of 1.50 to 1.

As part of the facility agreement, the syndicate had requested that the Company maintain a mandatory hedging program covering 30% of its expected gold production until the end of 2007. Following the Cdn $100 million equity financing in August 2003, the Company obtained the elimination of such hedging covenant. In order to ensure that it had the necessary funds to complete the Rosebel project, the Company agreed to maintain a cash reserve account of $10 million that would be released upon the achievement of commercial production. The funds were released in the first quarter of 2004. The Company achieved completion at Rosebel under the terms of the credit facility. Accordingly, the margins will be reduced on the interest by approximately 1% in 2005.

As part of the acquisition of the Camp Caiman project in 2003, the Company assumed additional debt of $9.7 million. An amount of $2.2 million was paid in 2004, with the remaining amount payable in two equal installments in 2006 and 120 days after commencement of commercial production.

2001 Credit Facility

As part of its financial restructuring, the Company concluded a credit facility agreement on January 12, 2001 (the "2001 Credit facility") with a syndicate of four banks, and a prepaid gold forward sales agreement arranged by a major financial institution. The 2001 Credit facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan, both of which expired on December 31, 2005. The facility bore interest at LIBOR plus 2% to 3%. It was subject to an up-front fee of $1.3 million, and Cambior issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005. The facility was fully reimbursed in 2003 and all warrants issued under this facility were exercised.

Prepaid Gold Forward Sales Agreement - Deferred Revenue

Under the terms of the $55.0 million prepaid gold forward sales agreement (the "Prepaid Agreement"), Cambior undertook to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the Prepaid Agreement were received in full in 2001 and were accounted for as deferred revenue and presented under operating activities in the consolidated cash flows statement.

As per the terms of the Prepaid Agreement, the Company delivered 51,919 ounces of gold in each of the past three years valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the Company's consolidated cash flows statement.

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $589.9 million at December 31, 2004 compared to restated amounts of $498.4 million at the end of 2003 and $283.5 million at the end of 2002. The $91.5 million increase in 2004 is mainly attributable to the proceeds of the equity issues in 2004 and to the acquisition of Sequoia Minerals.

Property, plant and equipment totaled $421.8 million compared to $355.0 million in 2003, and includes $92.0 million or 21.8% for the total value of projects in the exploration and development stage ($69.9 million or 20% in 2003). Construction and development of these projects are subject to the securing of financing for their development, favourable market conditions for commodities and positive feasibility studies.

Cash and short-term investments decreased by $40.3 million during the year to stand at $54.9 million at December 31, 2004. Working capital totaled $49.9 million compared to $59.3 million at December 31, 2003.

Long-term debt, including the $20.8 million due within one year, amounted to $65.2 million at year end compared to $64.2 million at the beginning of 2004.

Cambior 2004 Annual Report         31

The cash (debt) position was as follows:

(in millions of $)	2004	2003
Cash and short-term investments	54.9	95.2
Long-term debt	(65.2)	(64.2)
Net cash (debt)	(10.3)	31.0

The following table outlines the major outflows related to debts or contractual obligations. These will be met through available cash resources, operating cash flows and new debt in the case of outlays for OBMI.

(in millions of $)	Total	2005	2006	2007	2008
2003 Credit facility	50.0	18.0	14.0	14.0	4.0
Residual balances of purchase price	11.0	1.7	4.7	4.6	—
Non-participating shares	1.9	0.5	0.5	0.5	0.4
Convertible debenture	1.2	—	1.2	—	—
Capital commitments	12.1	12.1	—	—	—
Operating lease	1.3	0.4	0.4	0.4	0.1
Other	1.0	0.6	0.4	—	—
Total	78.5	33.3	21.2	19.5	4.5

Warrants issued in 2003 and 2004 give the Company the potential to increase its capital base by $115 million (Cdn $139 million) through the issuance of 34.7 million shares pursuant to their exercise until their expiry in 2006 and 2008. The exercise of warrants is primarily dependent on the share price at any given time until the warrants expire.

The Company is restricted under its credit facility as regards dividends and does not anticipate any dividend payment to shareholders in the near term.

Deferred revenue of $12.2 million is related to the Company's obligation, as of December 31, 2004, to deliver 51,920 ounces of gold under the Prepaid Agreement. The value of these ounces was recorded at $235 per ounce, representing the proceeds received under the Prepaid Agreement. The fair value of the obligation was $21.5 million at the closing gold price of $438 per ounce on December 31, 2004.

The fair value of the non-hedge derivatives instruments as at December 31, 2004, was positive $1.5 million compared to a negative value of $7.8 million at December 31, 2003. The fair value of hedge derivatives associated with Doyon, which were marked to market as part of the impairment loss, amounts to $14.3 million.

The non-controlling interest relates to the minority partners' interests in OBMI and Rosebel Gold Mines N.V.

The $36.7 million increase in shareholders' equity in 2004 resulted from the issuance of shares totaling $98.6 million, partially offset by the $73.8 million loss incurred in 2004 and an increase in the cumulative translation adjustment account of $16.4 million.

ENVIRONMENT

Cambior's activities are subject to various laws and regulations regarding environmental protection, which are constantly evolving and generally tend to impose increasing restrictions.

The Company has incurred, and expects to incur in the future, costs to ensure compliance with these laws and regulations. The Company recognizes, when the legal obligation associated with the retirement of long-lived assets is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against these provisions.

32         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

The undiscounted value of these obligations is currently estimated as follows:

(in millions of $)
Doyon mine	26.1
Omai mine	4.5
Rosebel mine	2.9
Niobec mine	2.5
Other mines	2.8
38.8

The Company expects to fund these expenditures from operating cash flows, sale of residual equipment and accumulated deposits made with the government authorities. The planned disbursements for these outlays are as follows:

(in millions of $)	2005	2006	2007	2008	2009	2010 +	Total
Outlays/year	4.2	1.8	2.3	0.7	6.8	23.0	38.8

All of the Company's mining operations, except for Rosebel, are certified under the ISO 14001 standard for environmental management. The Rosebel mine is expected to receive ISO certification in 2005.

COMMUNITY DEVELOPMENT

As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impact of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents neighbouring the mines. Cambior has also established community outreach programs to dialogue with stakeholders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

PENSION OBLIGATIONS (EMPLOYEE FUTURE BENEFITS)

The Company maintains several post-retirement plans for its employees. The Company's obligations under these plans, in certain cases, are subject to estimates as described in Note 15 to the consolidated financial statements. These estimates are compiled by professional advisors based on market assumptions, in accordance with accepted practices. The total obligation is subject to change as these assumptions are realized.

At December 31, 2004, the Company had a pension funding deficit of $5.9 million, mainly related to a supplementary executive retirement plan for its senior executives (SERP).

The Company's obligations to fund are dependent on various factors, including return on investments. Under the legislation in Québec, Canada, the Company's plans are supervised by a pension committee comprised of representatives of the participants and the Company, as well as independent members. The Company has increased funding of the registered pension plan to eliminate the current shortfall over a five-year period. The SERP funding is totally discretionary and is subject to ongoing review by the Board of Directors.

Cambior 2004 Annual Report         33

MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2004, are outlined in this annual report. Mineral reserves were estimated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the price of gold and other commodities, further knowledge of the ore deposit, mining conditions and methods of extraction.

A reduction in reserves can have a significant impact on the valuation of the assets, which in most cases are amortized in accordance with the reserve base.

OFF BALANCE SHEET TRANSACTIONS

Hedging Program — Gold Sales

Under the terms of its 2001 and 2003 Credit facility agreements and the Prepaid Agreement, the Company was required to maintain a revenue protection program.

The 2001 Credit facility had required the Company to comply with various covenants and financial ratios including a mandatory hedging program, whereby it was required to ensure that:

(i)	Total gold delivery commitments did not exceed 90% of proven and probable reserves;

(ii)	Total gold delivery commitments did not exceed 100% of its estimated production (net of royalties) during the loan period; and

(iii)	Sufficient hedges were in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June 2002, and was further modified in February 2003 under the 2003 Credit facility to a minimum of 30% of production until the end of 2007.

On August 12, 2003, the Company successfully negotiated the elimination of the hedging covenant. Furthermore, Cambior has established a policy whereby it will not hedge future gold production unless required to do so for project financing. Over the past years, the Company has been reducing the commitments under its mandatory hedging program.

During 2004, the Company made major progress towards its objective of becoming hedge-free for its gold operations. The Company did not eliminate all of its forward commitments by year end due to a stronger gold price in the fourth quarter. The Company did, however, position itself to be exposed to the gold price in 2005 and remains committed to the opportunistic buy-back of remaining positions on gold price weaknesses.

Progress on the gold hedge commitment over the past years is as follows:

	Ounces committed (1)	Variation from previous year
December 31, 2001	1,887,000	-6%
December 31, 2002	1,286,000	-32%
December 31, 2003	746,000	-42%
December 31, 2004	205,000	-73%

(1) Including prepaid gold forward sales agreement.

34         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

The Company also eliminated all call option obligations and lease rate swaps during the year.

At December 31, 2004, the Company had delivery obligations of 205,000 ounces of gold. The fair value of the total gold delivery commitments, excluding the prepaid gold forward sales agreement, was negative $21.5 million. The details of the hedging portfolio are included in Note 22 to the consolidated financial statements.

The hedging counterparties are all participants in the 2003 Credit facility and have agreed to allow the Company to reschedule gold delivery as long as the gold is delivered during the term of the loan and no margin calls are applicable.

Hedging Program — Foreign Exchange Contracts

All of the Company's production sales are in US dollars. The Company enters into foreign exchange contracts from time to time to meet its Canadian dollar requirements to fund its operating activities in Canada. During 2003, the Company closed out a number of the contracts as one of the counterparties did not participate in the 2003 Credit facility. The forward sales commitments of $10 million for the purchase of Canadian dollars in 2005 are outlined in Note 22 to the consolidated financial statements.

Following the merger with Ariane in late 2003, the Company began to incur expenditures in Euros. Its exposure to the Euro will increase as the Company expands its activities in French Guiana. From time to time, Cambior may reduce the volatility of its exposure through a currency hedging program.

Hedging Program — Other

The Company is also exposed to fluctuations in oil prices and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of these items. At December 31, 2004, no contracts were outstanding for oil or interest rate coverage.

HUMAN RESOURCES

Cambior attributes much of its success today to having a passionate workforce that cares about its reputation. Employees are proud of their history and their contribution to the Company. Management invests a considerable amount of time up front in recruiting competent and skilled people that fit demanding selection criteria. Maintaining the skills of a professional workforce requires a significant amount of time and energy, yet for Cambior, employee development is an integral part of its continuous improvement program. Each year, the Company invests close to 4% of its payroll on employee development to ensure that skills are in line with new safety standards, changing technology and improved processes.

To maintain a motivated workforce, the Company offers a challenging and rewarding work environment as well as a competitive compensation program comprised of salary and benefits. The Company also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, the Company offers an employee share purchase plan in which approximately 450 individuals participate. It is estimated that approximately 1% of the outstanding shares of the Company are held by directors, officers and employees. In addition, the Company has granted 8.0 million options to acquire common shares of the Company, as described in Note 17 to the consolidated financial statements, to key employees to align their interests with those of the shareholders. These options vest over a three-year period and have a seven-year life, thereby encouraging these employees to have a long-term view in the development of the Company.

In 2001, the Company reinforced its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. In 2004, more than 2,000 hours of Kaizen workshops were held to address opportunities for improving operational practices and to provide insight into the Company's objectives and management policies. The Company is committed to the continued implementation of this program as it is convinced that it will enhance the Company's productivity and cost competitiveness.

All of Cambior's current operations, except Rosebel and OMAI Bauxite, are unionized. During the past three years, the Company did not experience any work stoppages. In late 2004, applications for union certification were filed with the Labour Boards for both Rosebel and OMAI Bauxite.

Cambior 2004 Annual Report         35

In 2004, the Company negotiated the renewal of the labour contract at the Niobec mine and in 2003, the Company negotiated a new labour contract at Omai and a contract extension at Mouska.

The Company considers that it has good relations with its employees and unions. It offers a competitive compensation program, a secure and challenging working environment, and an open dialogue.

The expiry dates of the collective agreements are as follows:

Omai — Hourly employees	February 28, 2007
Doyon — Hourly employees	November 30, 2006
Mouska — Hourly employees	October 17, 2007
Sleeping Giant — Hourly employees	July 31, 2007
Niobec — Hourly, clerical and technical employees	April 30, 2008

At year end, the Company employed approximately 2,700 individuals (2003 — 2,500 individuals).

LITIGATION

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana. Cambior and OGML consider this action unfounded and frivolous and OGML is contesting it vigorously. The net assets of OGML amount to $19.2 million.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission ensure independent monitoring of OGML's compliance regarding the Essequibo River.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for prior years. The Company does not believe that unfavourable decisions in any of the pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its financial condition.

RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flow, as described below.

Financial Risks

The following summarizes key financial risks:

Commodity Prices

The Company is affected by the market prices for its mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share. General economic conditions, particularly in the steel industry, also affect the marketplace.

36         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Oil prices also affect the Company's costs, particularly at Omai and Rosebel due to the oil cost components in power supply and fuel for the open-pit mining fleet. Movement in other commodity prices may also affect the Company's market position.

Currency

The Company's Canadian operations are affected by movement in the Canadian dollar against the US dollar, which has a direct impact on the Canadian division and executive office cost base. International operations have limited exposure to currency as the cost base is mainly denominated in US dollars. Metal sales are transacted in US dollars.

The Canadian currency rate may have an impact on the Company's access to permanent capital, which has traditionally been raised in Canadian dollars through transactions on Canadian equity markets.

Interest Rates

The Company, as a borrower, is subject to movement in US interest rates. The Company has traditionally negotiated US dollar borrowings with interest rates based on the LIBOR rate.

Counterparty Risk

The Company has a number of counterparty risks in its financial transactions for gold sales and foreign exchange contracts. In order to minimize such risks, the Company transacts within its lending group.

Access to Capital Markets

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains a relationship with key financial participants and has implemented an investor relations program to inform institutional and retail investors, as well as other stakeholders.

Insurance

Where economically feasible and based on availability of coverage, the Company transfers a number of operational and financial risks to insurance companies. The availability of such insurance is dependent on Cambior's past insurance loss records and general market conditions.

The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

Operational Risks

Mining is subject to various operational risks and uncertainties, including:

Mineral Reserves and Extraction

Reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. The Company's mines may suffer rockbursts, groundfalls and other natural or man-provoked incidents that could affect the mining of the ore. To minimize the risks, the Company estimates its reserves in accordance with accepted guidelines and standards within the mining industry, establishes quality control programs and ensures that competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from its deposits.

Safety and Other Hazards

The mining industry is characterized by significant risks. To minimize these risks, the Company provides training programs for its employees and has joint management-worker committees to review work practices and environment.

Energy

The Company's operations consume significant amounts of energy, and are dependent on suppliers and/or producing capacity to meet these energy needs.

Cambior 2004 Annual Report         37

Labour and Strikes

The Company is dependent on its workforce to extract and process minerals. Cambior has programs to recruit and train the necessary manpower for its operations. While the Company endeavours to maintain good relations with its workforce, its operations may nonetheless be affected by strikes, lockouts and other stoppages at its work sites.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. The Company maintains active community outreach and development programs to mitigate the risk of blockades or other measures by the communities.

Environmental Hazard

The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company has implemented an environmental management system that is certified under ISO 14001 and covers all aspects of the mining cycle. In high-risk areas, such as the design and operation of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices. The Company also maintains emergency plans to deal with any incidents.

Political Risk

The Company's operations, particularly those located in emerging countries, are subject to a number of political risks. In accordance with its lending agreements, the Company has subscribed political risk insurance to cover certain risks.

The Company's operations in Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which the Company will conduct its affairs. These agreements are subject to international arbitration and cover a number of items, including:

1) Duration of mining licenses/operating permits;
2) Right to export production;
3) Labour matters;
4) Right to hold funds in foreign bank accounts and foreign currencies;
5) Taxation rates; and
6) Right to repatriate capital and profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

Legislation

The Company is subject to continuously evolving legislation in the areas of labour, the environment, land titles, mining practices and taxation. New legislation may have a negative impact on the Company's operations. The Company participates in a number of industry associations to monitor changing legislation and maintain a good dialogue with governmental authorities in that respect.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Cambior's accounting policies are outlined in Note 2 to the consolidated financial statements, and the major variations between GAAP in Canada and the United States are reconciled in Note 25 to the consolidated financial statements.

In the preparation of the consolidated financial statements, management is required to select accounting policies and make estimates. These estimates and the selection of policies are made in accordance with guidelines and practices within the mining industry and other businesses, as well as pronouncements from regulatory bodies. These are reviewed and discussed with the Company's Audit Committee on a regular basis.

Management believes the following are most critical to understanding Cambior's financial statements and the uncertainties that could impact its results of operations, cash flows and financial condition.

38         Cambior 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Use of Estimates

The Company is required to make estimates that have a significant impact on the financial statements. These include the estimation of mineral reserves, carrying value of property, plant and equipment, outcome of litigation, restoration costs following the completion of mining activities, pension obligations, future production estimation for designation of hedging relationships, and valuation of options. Actual amounts could differ from the estimates and affect the results of operations.

Property, Plant and Equipment

Cambior begins to capitalize the cost of a mining property when it believes it has mineral resources with the potential to be economically recoverable. Construction and development costs incurred thereafter are capitalized and amortized based on the useful life of the asset, which in most cases is based on the ore reserves of the deposit. Ore reserves are estimated by professional geologists and engineers in accordance with industry standards which require input as to future metal prices, operating costs and technical parameters. Annual asset impairment tests are carried out using these parameters and estimated salvage value for equipment. Changes in any key input component could result in a significant reduction in mineral reserves, which would have a negative impact on the carrying value of the property, plant and equipment.

The key operating parameters to determine mineral reserves were:

	2004	2003	2002
Gold ($/oz)	400	350	325
Copper ($/lb)	1.00	0.90	0.90
Cdn $/US $	1.35	1.40	1.54

A decrease of $25 per ounce would have a negative impact on the valuation of the carrying value of certain Canadian gold mines of $12 million, while a 5% increase in the Canadian dollar would impact the valuation negatively by $11 million.

During 2004, the Company determined that the Westwood project has inferred mineral resources that have the potential to be economically recoverable, resulting in expenditures of $1.4 million being capitalized.

Litigation

The Company is subject to various litigation actions, including the OMAI Gold Mines Ltd. lawsuit, whose outcome could have an impact on the valuation of the Company should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements when required.

Site Restoration (Asset Retirement Obligations)

The Company establishes estimates for future restoration costs following the depletion of ore reserves. These estimates are dependent on labour costs, known environmental impacts and the effectiveness of remedial and restoration measures. The Company has also estimated the timing of the outlays, which are subject to change depending on continued exploitation of current or newly discovered reserves.

Pension Plan Obligations (Employee Future Benefits)

The Company is required to make certain assumptions with respect to returns on pension assets and its employees' future earnings and mortality rates. Any variation could affect the requirements to discharge future compensation payments.

Designation of Hedging Relationships

In the past, the Company was required, under its various credit facilities, to establish a revenue protection program. As part of the program, the Company applies hedge accounting to its future gold sales. To do this, it must estimate the timing and quantity of future production and sales. Variations could impact the hedging relationship.

Valuation of Consideration — Options

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the recognized Black-Scholes model to value these options. The model requires certain inputs that require management estimates.

Cambior 2004 Annual Report         39

CHANGES IN ACCOUNTING POLICIES

The changes in accounting policies and their impact are described in Note 3 to the consolidated financial statements.

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Section 3063, "Impairment of Long-Lived Assets".

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"). At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

In January 2003, the CICA issued AcG-15, "Consolidation of Variable Interest Entities", which did not have any impact on the Company's consolidated financial statements. In December 2003, EIC Abstract 141, "Revenue Recognition", was issued. The Company currently follows such guidelines.

On January 1, 2004, the Company adopted new Canadian standards for stock-based compensation and other stock-based payments and asset retirement obligations, as well as EIC Abstract 146 for flow-through shares in March 2004.

OUTLOOK

During 2005, Cambior intends to maintain its focus on maximizing the returns to its shareholders by:

  Meeting and exceeding its production objectives;

  Completing expansion projects of Rosebel, Niobec and OMAI Bauxite within time and budget targets;

  Maximizing the operating cash flows from its operating units;

  Reducing its gold commitments under the revenue protection program by at least 52,000 ounces; and

  Discovering new reserves and resources through the investment of $28 million in exploration and development activities. The program includes:
  Major exploration and development drilling on the Rosebel concession;

  Additional drilling at Camp Caiman and completion of a feasibility study;

  Finalization of the Carlota feasibility study and implementation of a plan to generate value from this asset; and

  Development of underground access from the Doyon mine to the eastern boundary of the property to provide drilling bases from which to explore the Westwood deposit and the eastern portion of the property at depth.

The 2005 production target is 621,000 ounces at a mine operating cost of $250 per ounce. The forecast decrease in production is mainly the result of the planned shutdown of the Omai operations in September 2005 after complete depletion of its ore reserves. Sales of ferroniobium from Niobec are expected to be higher than in 2004 (impact of full ownership of Niobec). Sales of calcined bauxite are expected to be approximately $42 million. The Company intends to reinvest $80 million at its operating mines. Long-term debt is expected to increase by approximately $2 million and the Company will eliminate its obligations under the prepaid gold forward sales agreement through the delivery of 52,000 ounces.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of February 17, 2005. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).